Exhibit 99.1

FOR IMMEDIATE RELEASE

Canaan Inc. Announces Adoption of Cryptocurrency Holding Policy and Strategic Long Position in Bitcoin

SINGAPORE, July 30, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has adopted a Cryptocurrency Holding Policy (the “Policy”). The Policy establishes a clear and disciplined framework for the acquisition, custody, and disposition of cryptocurrencies, ensuring that such holdings are managed in a manner that supports the Company’s liquidity needs, risk tolerance, and long-term strategic objectives.

Under the Policy, bitcoin is designated as the Company’s primary long-term reserve asset. Unless required for liquidity management or risk mitigation, bitcoin accumulated through ordinary business activities—including self-mining and the sale of mining equipment—will generally be retained on a long-term basis. Canaan believes that a disciplined, long-term BTC reserve position fortifies its balance sheet, aligns the Company with the broader digital asset economy, and provides strategic optionality for future growth.

From time to time, Canaan may acquire other cryptocurrencies such as Ethereum or U.S. Genius Act–compliant stablecoins in the ordinary course of business. These non-core holdings will generally be converted into fiat currency, but they may also be held on a short- to medium-term basis when such positions directly support operational requirements, hedging strategies, or other approved corporate objectives.

Nangeng Zhang, chairman and chief executive officer of Canaan, commented: “The Policy is designed to anchor Canaan’s capital allocation approach firmly within its core competency—the global bitcoin ecosystem—while providing measured flexibility to address operational requirements that may arise from the Company’s self-mining operations, bitcoin mining machine sales, and related crypto-infrastructure initiatives. We believe in the strategic importance of maintaining bitcoin reserves, which reached 1,484 bitcoins as of June 30, 2025.”

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hashrate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development; the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies; fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com